

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2012

Washington, DC
123

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SEC FILE NUMBER
8- ~~43567~~ 45367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/11__ AND ENDING __12/31/11__
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financorp Group International Corp.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

10 East 53rd Street, 25th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__German Guerrero__   __212-407-03 00__
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Berdon LLP__
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue   New York   NY   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___GERMAN GUERRERO___ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Financorp Group International Corp.___ , as
of ___December 31___ , 20 __11__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

JESSICA VILLANUEVA
Notary Public, State of New York
No. 01VI6208156
Qualified in Putnam County
Commission Expires June 22, 2013

_____
Signature

___Principal___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


FINANCORP GROUP INTERNATIONAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011



BERDON

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
  Financorp Group International Corporation

We have audited the accompanying statement of financial condition of Financorp Group International Corporation (the "Company") as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Financorp Group International Corporation as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 21, 2012

Berdon LLP
CPAs and Advisors

IAPA A global association of independent
accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

FINANCORP GROUP INTERNATIONAL CORPORATION
STATEMENT OF FINANCIAL CONDITION
December 31,2011

ASSETS

Cash and cash equivalents	$ 2,348,080
Receivable from broker	34,254
Other receivables	195,161
Furniture, equipment and leasehold improvements,net	253,990
Other assets	95,616
TOTAL ASSETS	**$ 2,927,101**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accrued liabilities	$ 47,167
Deferred tax liability	44,000
TOTAL LIABILITIES	**$ 91,167**

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY:

Common stock - $.01 par value; 100 shares authorized, issued and outstanding	1
Additional Paid-in Capital	1,149,999
Retained Earnings	1,685,934
TOTAL STOCKHOLDER'S EQUITY	**$ 2,835,934**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,927,101**

The accompanying notes to the financial statements are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Financorp Group International Corporation (the "Company") is a Delaware corporation, which was organized on August 27, 1992 and commenced operations in March 1993. The Company was formed primarily to provide investment banking and brokerage services. The Company is a registered broker-dealer and is wholly owned by FC Holdings AB ("FC"), a Swedish company, owned entirely by Juan Lorenzo Mendoza, the chairman of the board of FC. Mr. Mendoza does not play an active role in the management of the Company.

The Company provides brokerage services on an agency basis, which includes trading in "riskless" principal transactions. Transactions are made on a fully disclosed basis. The Company's customers are primarily institutional clients or high net worth individuals domiciled in localities outside the United States of America.

Property and equipment are stated at cost. Depreciation and amortization are provided for using the straight-line method over the estimated lives of the respective assets or the life of the related lease.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities, if any, at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 for interest bearing accounts. The FDIC insures non-interest bearing business checking accounts to an unlimited amount through December 31, 2012.

At December 31, 2011, the cash and cash equivalents were held in interest bearing accounts at Citibank ($19,422) and non-interest bearing accounts at Citibank ($1,246,892). The Securities Investor Protection Corporation (SIPC) insures the brokerage account with National Financial Services ($1,081,421) to the extent of $500,000 (including up to $100,000 for cash). The Company at times exceeds amounts covered by insurance provided by the FDIC.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate

NOTE 3 - NET CAPITAL REQUIREMENTS (continued)

indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $2,290,779, which was $2,190,779 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .02 to1. The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k) (2) (ii).

NOTE 4 - RECEIVABLE FROM BROKER

The Company conducts business primarily with one clearing broker on behalf of its customers. The Company earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. The clearing operations for the Company's customer accounts are performed by its clearing broker pursuant to a clearing agreement.

The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the statement of financial condition. The credit risk of customers is mitigated by the clearing broker's insurance coverage.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of customer's inability to meet the terms of its contracts; the clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2011, the clearing broker owes $34,254 to the Company.

NOTE 5 - OTHER RECEIVABLES

Other receivables represent advisory fees due from a managed fund and a related party receivable. The full amount of the advisory fee of $191,492 was collected in January 2012. Other receivables also include a related party receivable of $3,669 (see note 9).

NOTE 6 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2011, property and equipment were summarized as follows:

Leasehold Improvements	$365,013
Office furniture fixtures and equipment	109,486
	474,499
Less, accumulated depreciation and amortization	220,509
Furniture, equipment and leasehold improvements, net	$253,990

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company has entered into a non-cancelable lease for office space beginning on May 1, 2008 and expiring on April 30, 2015. The following represents future minimum lease payments, including electric charges and operating escalations, required to be paid to the landlord under the non-cancelable lease:

Year Ending 12/31	Amount
2012	$151,826
2013	154,735
2014	157,702
2015	53,408
	$517,671

NOTE 8 - INCOME TAXES

In accordance with GAAP, deferred income tax assets and liabilities are computed annually for the differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to reverse.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities. Deferred taxes relate primarily to unrealized losses and the difference between book and tax depreciation and amortization. The income tax benefit of the current year's capital losses, which could not be carried back, has been reserved in full. A valuation allowance

NOTE 8 - INCOME TAXES (continued)

of $147,000 has been provided on deferred tax assets attributable to capital loss carryovers. The additional depreciation expense taken for book purposes resulted in a decrease in the corresponding deferred tax liability. The deferred tax liability for the year ended December 31, 2011 is $44,000.

GAAP requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more-likely-than-not of being sustained upon examination by the applicable tax authority, based on the technical merits of the tax position, and then recognizing the tax benefit that is more-likely-than-not to be realized. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current reporting period. Management believes any such positions would be immaterial to the overall financial statements.

The Company's federal, state and city income tax returns for the years after 2007 remain subject to examination by the taxing authorities. The Company reports interest and penalties resulting from tax examination adjustments as income tax expense or benefit.

NOTE 9 - RELATED PARTY TRANSACTIONS

During 2011, the Company repaid the full promissory note payable in the amount of $25,775 to FC by paying certain obligations of FC during the year. An additional amount of $3,669 was paid by the Company on behalf of FC, which is a receivable due from FC at December 31, 2011.

NOTE 10 - PROFIT SHARING PLAN

The Company adopted a defined contribution profit sharing plan ("Plan") in July 2007, which covers all employees who are at least 21 years old. The Plan is a Simplified Employee Pension. The Plan does not include employees covered under a collective bargaining agreement and employees whose total compensation during the year is less than $450. The amount of the annual profit sharing contribution, if any, is determined by the Board of Directors of the Company. The Board of Directors decided not to contribute to the Plan for the year 2011.

NOTE 11 - MARKETABLE SECURITIES

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities and commodities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded "net" on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with GAAP. GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

• Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

• Level 3 inputs are unobservable inputs for the asset or liability, and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The Company purchased and sold securities which fell into the Level 1 hierarchy throughout the year. At December 31, 2011, the Company did not hold any marketable securities.

NOTE 12 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2011 through February 21, 2012, the date that the financial statements are considered available to be issued.